Exhibit 99.1

Rules of the Abcam Growth Plan

Adopted by the board of directors on 10 September 2021

Expiry date 31 December 2024

Table of Contents

1.	Definitions and Interpretation	2

2.	Grant of Awards	4

3.	Performance Condition	4

4.	Restrictions on Transfer and Bankruptcy	5

5.	Plan Limits	5

6.	Reduction and Recovery	6

7.	Vesting and Settlement	7

8.	Taxation and Regulatory Issues	9

9.	Cash Equivalent	9

10.	Cessation of Employment	9

11.	Corporate events	11

12.	Adjustments	13

13.	Amendments	13

14.	Legal Entitlement	13

15.	General	14

Schedule 1 Cash Awards		16

Schedule 2 US Participants – Awards which are compliant with S.409A		17

The Abcam Growth Plan

1.	Definitions and Interpretation

1.1	In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

“Admission” means the day on which Shares are admitted to trading on AIM in accordance with the AIM Rules for Companies;

“AIM” means AIM, a market of the London Stock Exchange;

“AIM Rules for Companies” means the AIM Rules for Companies published by the London Stock Exchange, as amended from time to time;

“Award” means a right to receive Shares automatically subject to the rules of the Plan;

“Board” means, subject to rule 11.8, the board of the Company or any committee or person duly authorised by the Board, or any duly appointed successor body;

“Company” means Abcam plc registered in England and Wales under number 03509322;

“Control” has the meaning given by section 995 of the Income Tax Act 2007;

“Data Protection Legislation” means the EU General Data Protection Regulation 2016/679, to the extent that it forms part of the law of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018, and the Data Protection Act 2018;

“Dealing Restrictions” means restrictions imposed by the Company’s share dealing code, the AIM Rules for Companies, the MAR or any other laws or regulations that impose restrictions on share dealing;

“Eligible Employee” means an employee (excluding an executive director) of the Company or any of its Subsidiaries who has been employed at all times during any Qualifying Period;

“Grant Date” means the date on which an Award is granted;

“Group Member” means the Company, any Subsidiary of the Company, any company that is (within the meaning given by section 1159 of the Companies Act 2006) the Company’s holding company or a Subsidiary of the Company’s holding company or, if the Board so determines, any body corporate in relation to which the Company is able to exercise at least 20% of the equity voting rights and “Group” will be construed accordingly;

“Internal Reorganisation” means a transaction where immediately after a change of Control of the Company, all or substantially all of the share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before the change of Control;

“London Stock Exchange” means the London Stock Exchange plc or any successor body;

“MAR” means the EU Market Abuse Regulation 596/2014 and any associated EU Regulation, to the extent each is incorporated into the law of the United Kingdom by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by any instrument related to their incorporation into the law of the United Kingdom;

“Normal Vesting Date” means the date on which an Award will normally Vest, which will be the later of:

(a)	the date determined by the Board on or before the Grant Date;

(b)	the date on which the Board determines the extent to which any Performance Condition has been satisfied in accordance with rule 7.1; and

(c)	where the Board determines that an adjustment should be made in accordance with rule 7.2, the date of such determination;

“Participant” means any person who holds an Award or, following their death, their personal representatives;

“Performance Condition” means a condition or conditions imposed under rule 3.1 that relates to performance;

“Performance Period” means the period over which a Performance Condition will be measured;

“Plan” means the Abcam Growth Plan as amended from time to time;

“Qualifying Period” means such period of qualifying employment as the Board may in its discretion determine from time to time, as communicated to Participants on or before the Grant Date;

“Recovery Period” means subject to rule 6.6, the period ending on the first anniversary of the Vesting Date, or such other period determined by the Board on or before the Grant Date;

“Share” means a fully paid ordinary share in the Company;

“Subsidiary” has the meaning given by section 1159 of the Companies Act 2006;

“Tax Liability” means any tax or social security contributions liability (whether in the UK or overseas), including secondary national insurance contributions, in connection with an Award for which the Participant is liable (or which may be recovered from the Participant) and for which any Group Member or former Group Member is obliged to account to any relevant authority, or any reasonable estimate thereof;

“Trustee” means the trustee or trustees for the time being of any employee benefit trust, the beneficiaries of which include Eligible Employees;

“Vest” means the point at which a Participant becomes entitled to receive the Shares subject to an Award, and “Unvested”, “Vesting”, and “Vested” will be construed accordingly;

“Vesting Date” means the date on which an Award Vests; and

“Vesting Period” means the period from the Grant Date to the date on which results are announced following the end of the Performance Period (or such other date as the Board may determine on or before the Grant Date).

1.2	References in the Plan to:

1.2.1	any statutory provisions are to those provisions as amended or re-enacted from time to time;

1.2.2	the singular includes the plural and vice versa; and

1.2.3	the masculine includes the feminine and vice versa.

1.3	Headings do not form part of the Plan.

2.	Grant of Awards

2.1	The Board may grant an Award to an Eligible Employee at any time. An Award may be subject to such additional terms as the Board may determine.

2.2

The grant of an Award will be subject to obtaining any approval required by any relevant authority, any Dealing Restrictions and any other applicable laws or regulations (whether in the UK or overseas).

2.3	An Award may be divided into distinct tranches with different Vesting Periods, and, if so, the rules of the Plan will be construed as if each tranche were itself a separate Award.

2.4

Awards must be granted by deed (or in such other written form as the Board determines) and, as soon as reasonably practicable after the Grant Date, Participants must be notified of the terms of their Award including the Grant Date, number of Shares subject to Award, the Normal Vesting Date, Vesting Period, the Performance Period, the Performance Condition and any additional terms imposed by the Board in accordance with rule 2.1.

2.5

A Participant may be required to accept an Award in such form as the Board reasonably requires and, if the Board has not received (or waived the right to receive) such acceptance on or before the date that is three months after the Grant Date:

2.5.1	the Award may not Vest; and

2.5.2	the Board may determine that the Award will lapse.

2.6	No Award may be granted under the Plan after 31 December 2024.

3.	Performance Condition

3.1	Awards will be subject to the satisfaction of a Performance Condition, which will be determined by the Board on or before the Grant Date.

3.2	Subject to rules 10 and 11, the Performance Condition will be measured over the Performance Period.

3.3

The Board may amend or substitute the Performance Condition in accordance with its terms or if the Board considers that an amended or substituted Performance Condition is reasonable, appropriate and would not be materially less difficult to satisfy than the original Performance Condition was at the Grant Date.

4.	Restrictions on Transfer and Bankruptcy

4.1

An Award must not be transferred, assigned, charged or otherwise disposed of in any way (except in the event of the Participant’s death, to their personal representatives) and will lapse immediately on any attempt to do so.

4.2	An Award will lapse immediately if the Participant is declared bankrupt or, if the Participant is outside the UK, any analogous event occurs.

5.	Plan Limits

5.1

The Board must not grant an Award that would cause the number of Shares allocated under the Plan and under any other employee share plan adopted by the Company to exceed such number as represents ten per cent of the ordinary share capital of the Company then in issue.

5.2

Subject to rules 5.3 and 5.4, in determining the limits set out in rule 5.1, Shares are treated as allocated if, on any day, they have been newly issued by the Company or transferred from treasury to satisfy an option, award or other right granted during the period of ten years before that day (an “award”), or in the case of such an award in respect of which Shares are yet to be delivered, if the Board intends that new Shares will be issued or that Shares from treasury will be transferred and for these purposes the number of Shares allocated includes:

5.2.1	Shares that have been issued or may be issued to any Trustee; and

5.2.2	Shares that have been or may be transferred from treasury to any Trustee,

and in either case for the Trustee to then transfer to satisfy an award (unless these Shares have already been counted under this rule).

5.3

The Board may determine that Shares transferred from treasury will cease to count as allocated for the purposes of rule 5.2 if guidelines published by institutional investor representative bodies no longer require such Shares to be counted.

5.4	The number of Shares allocated does not include:

5.4.1	Shares issued (or transferred from treasury) or committed to be issued (or transferred from treasury) to satisfy awards granted on or before Admission;

5.4.2	Shares that were allocated to satisfy awards to the extent that such awards have lapsed, been relinquished or been satisfied in cash; and

5.4.3	existing Shares (other than treasury Shares) that have been transferred to satisfy awards or that have been allocated to satisfy awards.

5.5

If the Board purports to grant one or more Awards that are inconsistent with the limits in this rule 5, each such Award will be reduced as determined by the Board and will take effect from the Grant Date over the reduced number of Shares.

5.6	The Board may make such adjustments to the method of assessing the limits set out in rule 5.1 as it considers appropriate in the event of any variation of the Company’s share capital.

6.	Reduction and Recovery

6.1

Notwithstanding any other rule of the Plan, this rule 6 applies to each Award and will continue to apply after the cessation of a Participant’s office or employment with a Group Member for any reason, whether or not any termination is lawful.

Action that may be taken to give effect to reduction and recovery provisions

6.2	The Board may, where rule 6.4 or 6.5 applies:

6.2.1	cancel or impose further conditions on an Award; and/or

6.2.2	reduce (including to nil) the number of Shares to which an Award relates,

at any time before the end of the Recovery Period in respect of such Award.

6.3	If Shares and/or cash have been delivered in satisfaction of an Award (including to a nominee on behalf of the Participant), the Board may, where rule 6.4 applies:

6.3.1	require a Participant to make a cash payment to the Company in respect of some or all of the Shares or cash delivered to them under the Award; and/or

6.3.2	require a Participant to transfer for nil consideration some or all of the Shares delivered to them under the Award,

at any time before the end of the Recovery Period in respect of an Award, and the Board will have the discretion to determine the basis on which the amount of cash or number of Shares is calculated including whether and, if so, to what extent to take account of any tax or social security liability applicable to the Award.

Triggers applicable throughout the Recovery Period

6.4	The Board may take any of the actions set out in rule 6.2 or 6.3 if it determines that any of the following circumstances have occurred before the end of the Recovery Period:

6.4.1	a material misstatement of any Group Member’s financial results;

6.4.2	an error in assessing the Performance Condition applicable to the Award or in the information or assumptions on which the Award was granted or Vests;

6.4.3	a material failure of risk management in any Group Member or a relevant business unit;

6.4.4	serious reputational damage to any Group Member or a relevant business unit where such serious reputational damage is wholly or partly caused by the Participant;

6.4.5	serious misconduct or material error on the part of the Participant;

6.4.6	a material downturn in the financial performance of any Group Member or a relevant business unit;

6.4.7	a material corporate failure in any Group Member or a relevant business unit; or

6.4.8	any other circumstances that the Board in its discretion considers to be similar in their nature or effect to those in this rule 6.4.

Cross-clawback

6.5

The Board may take any of the actions set out in rule 6.2 or 6.3 in order to effect the recovery under any malus or clawback provisions that are included in any incentive plan (including the Plan) operated by any Group Member of sums paid or Shares delivered under such plans.

Other provisions relating to recovery provisions

6.6

If the action or conduct of any Participant, Group Member or relevant business unit is under investigation by the Company, or the Company has been notified by a third party that an investigation into such action or conduct has begun, before the end of the Recovery Period and such investigation has not been or is not expected to be concluded by that date, the Board may extend the Recovery Period to end on such later date as the Board considers appropriate to allow such investigation to be concluded.

6.7	For the purposes of this rule 6, references to:

6.7.1	a Participant include former Participants; and

6.7.2	a Group Member or a relevant business unit include any former Group Member or former business unit.

7.	Vesting and Settlement

7.1

As soon as reasonably practicable after the end the Performance Period, the Board will determine if and to what extent the Performance Condition has been satisfied, and, accordingly, the extent to which the Award will, subject to rule 7.2, Vest.

Discretion

7.2

As soon as reasonably practicable after the end of the Vesting Period, (and after the Board’s determination under rule 7.1), the Board may, in its discretion, reduce (including by reducing to nil) the extent to which an Award would (but for this rule 7.2) Vest, if it considers that:

7.2.1	such Vesting level does not reflect the underlying financial or non-financial performance of the Participant or the Group over the Vesting Period;

7.2.2	such Vesting level is not appropriate in the context of circumstances that were unexpected or unforeseen at the Grant Date; or

7.2.3	there exists any other reason why an adjustment is appropriate, taking into account such factors as the Board considers relevant.

7.3	To the extent any part of an Award does not Vest as a result of the determination referred to in rules 7.1 and 7.2 it will lapse immediately.

7.4	Subject to rules 8, 10 and 11, an Award will Vest on the Normal Vesting Date unless on the Normal Vesting Date (or on any other date on which an Award is due to Vest under rule 10 or 11):

7.4.1	a Dealing Restriction applies to the Participant, in which case an Award will Vest on the date on which such Dealing Restriction lifts; or

7.4.2

the action or conduct of any Participant, Group Member or relevant business unit is under an investigation contemplated by rule 6 and such investigation has not yet been concluded by that date, in which case an Award will Vest on such later date as the Board considers appropriate to allow such investigation to be concluded.

7.5

Subject to rules 8 and 9, where an Award has Vested, the number of Shares in respect of which the Award has Vested will be issued or transferred (as applicable) to the Participant as soon as practicable thereafter.

7.6	The Board may, in its discretion, accelerate the Vesting of some or all of an Award if, as a result of the Participant moving jurisdiction:

7.6.1	the Participant would suffer a greater liability to tax and/or social security contributions than would have been the case had they not moved;

7.6.2	the Participant’s ability have Shares delivered to them would be restricted; and/or

7.6.3	the Participant’s ability to hold or deal in the Shares acquired or the proceeds of sale of or dividends payable on such Shares would be restricted or prohibited, and the Board may determine that such Vesting will be subject to such conditions as the Board may determine, which may include restrictions on the disposal of some or all of the Shares acquired pursuant to the Award for such period as the Board may determine, and that any Shares so restricted may be forfeited if the Participant ceases to hold office or employment with a Group Member during such period in circumstances in which their Award would have lapsed if it had not Vested in accordance with this rule 7.6. The Board may make the Vesting of the Award conditional on the Participant taking any action (including entering into any agreement) reasonably required by the Board in relation to such conditions.

7.7

Any costs associated with the delivery of Shares to satisfy an Award (including any stamp duty or stamp duty reserve tax) will be borne by the Company (or another Group Member). Any costs associated with the sale of Shares acquired pursuant to an Award (including on any sale pursuant to rule 8) will be borne by the Participant.

8.	Taxation and Regulatory Issues

8.1

A Participant will be responsible for and indemnifies each relevant Group Member and any Trustee against any Tax Liability relating to their Award. Any Group Member and/or the Trustee may withhold an amount equal to such Tax Liability from any amounts due to the Participant (to the extent such withholding is lawful) and/or make any other arrangements as it considers appropriate to ensure recovery of such Tax Liability. These arrangements may include the sale of Shares acquired to realise an amount equal to the Tax Liability or the cash settlement under rule 9 of such part of the Award as is as near as reasonably possible equal to the Tax Liability.

8.2

The Vesting of an Award and the issue or transfer of Shares under the Plan will be subject to obtaining any approval required by any other relevant authority, any Dealing Restrictions or any other laws or regulations (whether in the UK or overseas).

9.	Cash Equivalent

9.1

Subject to rule 9.2, at any time before Shares have been delivered to a Participant, the Board may determine that, in substitution for their right to acquire some or all of those Shares, the Participant will instead receive a cash sum equal to the market value (as determined by the Board) on the Vesting Date of the Shares that would otherwise have been delivered. Any such cash sum will be paid to the Participant as soon as practicable after the Vesting of the Award, net of any Tax Liability.

9.2	The Board may determine that this rule 9 will not apply to an Award or any part of it.

10.	Cessation of Employment

Cessation of employment before the Normal Vesting Date

10.1

If a Participant ceases to hold office or employment with a Group Member before the Normal Vesting Date of an Award other than in accordance with rule 10.2 or on account of their death, that Unvested Award will lapse in full on the date of cessation.

10.2	If a Participant ceases to hold office or employment with a Group Member before the Normal Vesting Date of an Award as a result of:

10.2.1	ill-health, injury or disability as established to the satisfaction of the Board;

10.2.2	retirement (subject to the agreement of the Participant’s employer);

10.2.3	redundancy within the meaning of the Employment Rights Act 1996;

10.2.4	the Participant’s employing company ceasing to be a Group Member or the transfer of an undertaking or part of an undertaking to a person who is not a Group Member; or

10.2.5	any other reason at the Board’s discretion (other than where a Participant’s employment is terminated for gross misconduct, in which case the Award will lapse on the date of such cessation),

then, unless the Board determines that rule 10.3 will apply, that Unvested Award will continue and, subject to rules 10.7 and 11, will Vest on the Normal Vesting Date in respect of a number of Shares determined in accordance with rule 10.5.

10.3

If the Board determines under rule 10.2 that this rule 10.3 will apply, that Unvested Award will Vest as soon as reasonably practicable following the date of cessation of office or employment in respect of a number of Shares determined in accordance with rule 10.5.

10.4

If a Participant ceases to hold office or employment with a Group Member on account of their death, unless the Board determine otherwise, that Unvested Award will Vest in full as soon as reasonably practicable following the date of cessation of office or employment.

10.5	Unless the Board, in its discretion, determines otherwise the number of Shares in respect of which an Award Vests pursuant to rule 10.2 or rule 10.3 will be determined by the Board considering:

10.5.1

the extent to which the Performance Condition has, in the Board’s opinion, been satisfied as determined in accordance with rule 7.1 or, if the Award Vests before the end of the Performance Period, on the date of cessation of office or employment as determined by the Board;

10.5.2

whether it is appropriate to adjust (including by reducing to nil) the extent to which the Award would (but for this rule 10.5.2) Vest, if it considers that rule 7.2.1, 7.2.2 or 7.2.3, applies, taking into account such factors as the Board considers relevant;

10.5.3	the proportion of the Performance Period that has elapsed at the date of cessation of office or employment, unless the Board determine otherwise,

and any part of the Award that does not Vest will lapse immediately.

Meaning of cessation of employment

10.6	For the purposes of the Plan, no person will be treated as ceasing to hold office or employment with a Group Member until the earlier of

10.6.1	that person no longer holding an office or employment or a right to return to work with any Group Member; and

10.6.2	the date such person gives or receives notice of termination of office or employment, unless the Board determine otherwise.

Leavers – post-cessation change in circumstances1

10.7	If an Unvested Award continues in accordance with rule 10.2 following a Participant ceasing to hold office or employment with a Group Member, the Board may:

10.7.1

require the Participant to confirm, in such form and at such time or times as the Board requires that in the period between the date of cessation and the Vesting Date they have not started or agreed to start employment with, or otherwise to provide services for which they are remunerated to, any other person;

[1]	Rule 10.7 does not apply automatically, but only where the Board determines it is appropriate. This rule should be operated with caution.

10.7.2	make the delivery of any Shares to satisfy the Vesting of the Award conditional on the Participant giving the confirmation referred to in rule 10.7.1;

10.7.3	determine that the Award will lapse if:

(a)	the Participant does not give the confirmation referred to in rule 10.7.1; or

(b)

if the Board determines that in the period between the date of cessation and the Vesting Date the Participant has started or agreed to start employment with, or otherwise to provide services for which they are remunerated to, any other person.

11.	Corporate events

General offer and scheme of arrangement

11.1	Where any of the events described in rule 11.2 occurs then, subject to rule 11.6, all Unvested Awards will Vest or lapse in accordance with rule 11.5 at the time of such event.

11.2	The events referred to in rule 11.1 are:

11.2.1	any person (either alone or together with any person acting in concert with them):

(a)	obtaining Control of the Company as a result of making a general offer to acquire Shares; or

(b)	already having Control of the Company, making an offer to acquire all of the Shares other than those which are already owned by them,

and such offer becoming wholly unconditional; or

11.2.2	a compromise or arrangement in accordance with section 899 of the Companies Act 2006 for the purposes of a change of Control of the Company being sanctioned by the Court.

Winding up

11.3

On the passing of a resolution for the voluntary winding-up or the making of an order for the compulsory winding up of the Company the Board will determine whether Unvested Awards will Vest in accordance with rule 11.5 or lapse.

Other events

11.4

If the Company is or may be affected by any variation of share capital, a demerger, delisting, special dividend or other event that, in the opinion of the Board, may materially affect the current or future value of Shares, the Board may determine that any Unvested Award will Vest in accordance with rule 11.5 or lapse.

Vesting level

11.5

Unless the Board, in its discretion, determines otherwise the number of Shares in respect of which an Award Vests pursuant to rules 11.2, 11.3, or 11.4 will be determined by the Board taking into account:

11.5.1

the Performance Condition, which will be deemed to have been satisfied on target at the time of the relevant event unless the Board determines otherwise and subject to consideration of any other performance factors that the Board considers relevant;

11.5.2

whether it is appropriate to reduce (including by reducing to nil) the extent to which the Award would (but for this this rule 11.5.2) Vest, if it considers that rule 7.2.1, 7.2.2 or 7.2.3 applies, taking into account such factors as the Board considers relevant;

11.5.3

if a Participant no longer holds office or employment with a Group Member at the time of the relevant event, the proportion of the Performance Period that had elapsed at the date of their cessation of office or employment (unless the Board determines otherwise); and

11.5.4

if a Participant continues to hold office or employment with a Group Member at the time of the relevant event, the proportion of the Performance Period that has elapsed on the date of the relevant event, and any part of the Award that does not Vest will lapse immediately.

Exchange

11.6	An Award will not Vest or lapse under this rule 11 but will be exchanged for a new award on terms set out in rule 11.7 if:

11.6.1	an offer to exchange the Award is made and accepted by a Participant;

11.6.2	there is an Internal Reorganisation, unless the Board determines otherwise; or

11.6.3	the Board decides (before the relevant event) that an Award will be exchanged.

11.7

If this rule 11.7 applies, the Award will be exchanged in consideration of the grant of a new award (the “New Award”) that, in the opinion of the Board, is equivalent to the Award, but relates to shares in a different company (whether the acquiring company or a different company). The rules of this Plan will be construed in relation to the New Award as if:

11.7.1	the New Award was an Award granted under the Plan at the same time as the Award;

11.7.2	references to the Performance Condition were references to any new performance condition to which the New Award is subject;

11.7.3	references to the Company were references to the company whose shares are subject to the New Award; and

11.7.4	references to Shares were references to shares that are the subject of the New Award.

Meaning of Board

11.8	Any reference to the Board in this rule 11 means the members of the Board immediately before the relevant event.

12.	Adjustments

12.1	The number of Shares subject to an Award and/or the Performance Condition or other condition may be adjusted in such manner as the Board determines, in the event of:

12.1.1	any variation of the share capital of the Company; or

12.1.2	a demerger, delisting, special dividend or other event that may, in the opinion of the Board, affect the current or future value of Shares.

13.	Amendments

13.1	Except as described in this rule 13, the Board may amend the rules of the Plan or the terms of any Award.

13.2	No amendment to the material disadvantage of existing rights of Participants (except in respect of a Performance Condition) will be made under rule 13.1 unless:

13.2.1	every Participant who may be affected has been invited to indicate whether or not they approve the amendment; and

13.2.2	the amendment is approved by a majority of those Participants who have so indicated.

13.3	No amendment will be made under this rule 13 if it would prevent the Plan from being an employees’ share scheme within the meaning of section 1166 of the Companies Act 2006.

13.4

The Board may establish further schedules to the Plan for overseas territories. Any such schedule will be similar to the Plan but may modify the Plan to take account of local tax, exchange control, securities laws or other local laws. Any Award granted and any Shares made available under any such schedule must be treated as counting against the limits set out in rule 5.

14.	Legal Entitlement

14.1	This rule 14 applies during a Participant’s employment with any Group Member and after the termination of such employment, whether or not the termination is lawful.

14.2

Nothing in the Plan or its operation forms part of the terms of employment of a Participant and the rights and obligations arising from a Participant’s employment with any Group Member are separate from, and are not affected by, their participation in the Plan. Participation in the Plan does not create any right to continued employment with a Group Member for any Participant.

14.3

The grant of any Award to a Participant does not create any right for that Participant to be granted any further Awards or to be granted Awards on any particular terms, including the number of Shares to which Awards relate.

14.4	By participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

14.4.1	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of the Participant’s employment);

14.4.2	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure to exercise a discretion or take a decision; and

14.4.3	the operation, suspension, termination or amendment of the Plan.

15.	General

15.1

The Plan will terminate upon the date stated in rule 2.6, or at any earlier time by the passing of a resolution by the Board. Termination of the Plan will be without prejudice to the existing rights of Participants.

15.2

Shares issued or transferred from treasury under the Plan will rank equally in all respects with the Shares then in issue, except that they will not rank for any voting, dividend or other rights attaching to Shares by reference to a record date preceding the date of issue or transfer from treasury.

15.3

The personal data of any Eligible Employee, Participant or former Participant may be processed in connection with the operation of the Plan in accordance with the Group’s prevailing data protection policy and as notified to Eligible Employees in accordance with the Data Protection Legislation. By participating in the Plan, a Participant consents (otherwise than for the purposes of the Data Protection Legislation) to the processing of their personal data in connection with the operation of the Plan.

15.4

The Plan will be administered by the Board. The Board will have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt regulations for administering the Plan. Decisions of the Board will be final and binding on all parties.

15.5

Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to its registered office (for the attention of the company secretary), and in the case of an individual to their last known address, or, where they are a director or employee of a Group Member, either to their last known address or to the address of the place of business at which they perform the whole or substantially the whole of the duties of their office or employment. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

15.6	No benefits received under the Plan will be pensionable.

15.7	If any rule of the Plan or any term of an Award is held to be void but would be valid if part of its wording were deleted, such rule will apply with such deletion as may be necessary to make it valid.

15.8

No third party other than a Group Member will have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan (without prejudice to any right of a third party that exists other than under that Act).

15.9

The rules of the Plan will be governed by and construed in accordance with the laws of England and Wales. Any person referred to in the Plan submits to the exclusive jurisdiction of the Courts of England and Wales.

Schedule 1

Cash Awards

1.1.

The rules of the Abcam Growth Plan will apply to a right to receive a cash sum granted under this Schedule (a “Cash Award”), except as set out in this Schedule. Where there is any conflict between the rules of the Plan and this Schedule, the terms of this Schedule will prevail.

1.2.	Each Cash Award will relate to a certain number of notional Shares.

1.3.

On the Vesting of a Cash Award the Participant will be entitled to receive a cash sum equal to the market value (as determined by the Board) on the Vesting Date of the notional Shares in respect of which the Cash Award Vests.

1.4.	The cash sum payable under paragraph 1.3 above will be paid to the participant as soon as practicable after the Vesting of the Cash Award, net of any Tax Liability as may be required by law.

1.5.

Unless the Board determines otherwise on or before the Grant Date of a Cash Award, the Board may, at any time prior to the date on which the cash sum becomes payable under paragraph 1.3 above, determine that a Cash Award will be converted into an Award under the rules of the Plan over the same number of Shares as the number of notional Shares to which the Cash Award relates.

Schedule 2

US Participants – Awards which are compliant with S.409A

1.	The purpose of this Schedule 2 to the Abcam Growth Plan is to vary certain provisions of the Plan in their application to US Participants.

2.	This Schedule 2 applies to Awards which are either:

2.1.	granted to individuals who are US Participants on the Grant Date; or

2.2.	Participants who subsequently become US Participants whilst holding subsisting Awards.

3.	This Schedule 2 is intended to be compliant with section 409A and the Plan and this will be interpreted and administered consistently with it.

4.	Where there is any conflict between the rules of the Plan and this Schedule 2, the terms of this Schedule 2 will prevail.

1.	Definitions and Interpretation

1.1

Except as provided in this Schedule 2, words and phrases in this Schedule 2 will have the same meaning as in the rules of the Plan. In this Schedule 2, the words and expressions below have the following meaning:

“Award Certificate” means a certificate which sets out the terms of an Award;

“Code” means the US Internal Revenue Code of 1986, as amended from time to time;

“Normal Vesting Date” means the date on which an Award will normally Vest, and the Vested Shares issued or transferred to the Participant (as applicable), determined by the Board on or before the Grant Date, as specified in the deed of grant;

“US Schedule” means this Schedule 2 to the Plan;

“section 409A” means section 409A of the Code;

“US Participant” means a Participant who is subject to a US Tax Liability;

“US Tax Liability” means any US tax or social security contributions liability in connection with an Award for which the participant is liable.

2.	Application to the rules of the Plan

2.1	The rules of the Plan will apply to Awards which are subject to this Schedule 2, save as those rules are amended by this Schedule 2.

3.	Grant of Awards

3.1	The following words will be added to rule 2.1 following the words “An Award may be subject to such additional terms as the Board may determine”:

“, provided that such additional terms are consistent with the requirements of section 409A.”

3.2	The following new rule will apply in substitution for rule 2.4:

“2.4

Awards must be granted by deed (or in such other written form as the Board determines) and, as soon as reasonably practicable after the Grant Date, Participants must be notified of the terms of their Award in an Award Certificate, including the Normal Vesting Date.”

3.3

If a Participant to whom an Award has been granted becomes subject to a US Tax Liability in connection with the Award after the Grant Date and before the Shares are delivered to the Participant, the Award will be subject to the rules of the Plan as varied by this Schedule 2.

4.	Vesting and Settlement

4.1	A reference to rule 7.4A will be inserted into rule 7.4 between “rules” and “8”, such that it begins, “subject to rules 7.4A, 8, 10 and 11 …”

4.2	The following new rule 7.4A will be added after rule 7.4:

“7.4A

The Vesting of an Award and the issue or transfer of Shares to the Participant (as applicable) may not be delayed under rule 7.4 beyond the later of: (i) 31 December of the year in which the Normal Vesting Date occurred; or (ii) the 15th day of the third month following the Normal Vesting Date.”

4.3	The following words will be added to the end of rule 7.5:

“(and in any event by no later than (i) 31 December of the year in which the Normal Vesting Date occurred; or (ii) the 15th day of the third month following the Normal Vesting Date.”

4.4	Rule 7.6 will not apply to any Awards granted subject to this Schedule 2.

4.5	The following new rule 7.8 will be added to rule 7:

“7.8	Where Shares to be delivered in respect of an Award subject to this Schedule 2 are delivered via the Trustee:

7.8.1	the Participant will not have any interest in those Shares until they have been delivered to the Participant in accordance with the rules of the Plan;

7.8.2	the Participant will not have any interest in any trust in which the Shares are held; and

7.8.3	the Trustee will not allocate any Shares or other trust assets in favour of the Participant until the Shares have been delivered to the Participant in accordance with the rules of the Plan.”

5.	Taxation and Regulatory Issues

5.1	The following new rule 8.2A will be added to rule 8:

“8.2A	The Vesting of an Award, or delivery of Shares, will only be delayed to the extent that the delay would not result in a violation of section 409A.”

6.	Cash Equivalent

6.1	The following rule 9.1 will apply in substitution for rule 9.1:

“9.1

Subject to rule 9.2, at any time prior to the date on which Shares have been delivered to a Participant to satisfy an Award, the Board may determine that, in substitution for their right to acquire some or all of the Shares to which their Award relates, the Participant will instead receive a cash sum equal to the market value (as determined by the Board) on the Vesting Date of the Shares that would otherwise have been delivered. Any such cash sum will be paid to the Participant on the date on which the relevant Shares would have otherwise been delivered pursuant to rule 7, net of any Tax Liability.

7.	Cessation of Employment

Cessation of employment before the Normal Vesting Date

7.1	The following rule 10.2 will apply in substitution for rule 10.2:

“If a Participant ceases to hold office or employment with a Group Member before the Normal Vesting Date of an Award as a result of:

10.2.1	ill-health, injury or disability as established to the satisfaction of the Board;

10.2.2	retirement (subject to the agreement of the Participant’s employer);

10.2.3	redundancy within the meaning of the Employment Rights Act 1996;

10.2.4	the Participant’s employing company ceasing to be a Group Member or the transfer of an undertaking or part of an undertaking to a person who is not a Group Member; or

10.2.5	any other reason at the Board’s discretion (other than where a Participant’s employment is terminated for gross misconduct, in which case the Award will lapse on the date of such cessation),

then that Unvested Award will continue and, subject to rules 10.7 and 11, will Vest on the Normal Vesting Date in respect of a number of Shares determined in accordance with rule 10.5 but only as permitted in this Schedule 2 in compliance with s.409A.”

7.2	Rule 10.3 will not apply to any Awards granted subject to this Schedule 2.

7.3	The following new rule 10.4 will apply in substitution for rule 10.4:

“10.4

If a Participant ceases to hold office or employment with a Group Member on account of their death that Unvested Award will Vest in full as soon as reasonably practicable following the date of cessation of office or employment (and in any event by no later than 31 December of the year following the year in which the Participant dies, whichever is the earlier).”

Leavers – post-cessation change in circumstances

7.4	The following words will be added to the end of rule 10.7.2:

“(but the delivery will not be delayed beyond (i) 31 December of the year in which the Normal Vesting Date occurred; or (ii) the 15th day of the third month following the Normal Vesting Date.)”

8.	Corporate Events

8.1	The following new rule 11.1A will be added to rule 11:

“11.1A

Where the Board determines that an Award will Vest pursuant to rule 11.1, the determination under rule 11.5 will be made such that the delivery of Shares will be completed by (i) 31 December of the year in which the event occurs; or (ii) the 15th day of the third month following the occurrence of the event and will be completed only to the extent that it would not result in a violation of section 409A.”

8.2	The following words will be added to the end of rule 11.211.2:

“, provided any such event is a change of ownership or effective control, as provided in section 409A(a)(2)(A)(v) of the Code”.

8.3	The following new rule 11.4A will be added to rule 11:

“11.4A

Where the Board determines that an Award will Vest pursuant to rules 11.3 or 11.4, the determination will be made such that the delivery of Shares will be completed only to the extent that it would not result in a violation of section 409A.”

8.4	The following new rule 11.7A will be added to rule 11:

“11.7A

Any exchange of Award under rule 11.7 will be effective only to the extent that it would not result in a violation of section 409A, including that any exchange will not affect the time that cash or Shares would, but for rule 11.7, be delivered in satisfaction of an Award.”

9.	Amendments

9.1	The following new rule 13.5 will be added to rule 13:

“13.5	Any amendment made under this rule 13 will only be effective to the extent that the amended Award continues to satisfy the requirements of section 409A.”

10.	Cash Awards

10.1	The following paragraph will apply in substitution for paragraph 1.4 of Schedule 1:

“1.4

The cash sum payable under paragraph 1.3 above will be paid to the Participant on the date on which the relevant Shares would have otherwise been delivered pursuant to rule 7, net of any Tax Liability.”